Exhibit 2.1

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER
THIS SECOND AMENDMENT (this “Amendment”), dated as of August 29, 2014, to the Agreement and Plan of Merger, dated as of November 25, 2013, as amended by the Amendment to Agreement and Plan of Merger, dated February 19, 2014 (collectively, the “Agreement”), is entered into by and between VIEWPOINT FINANCIAL GROUP, INC., a Maryland corporation (“ViewPoint”) and LEGACYTEXAS GROUP, INC., a Texas corporation (“Legacy”). ViewPoint and Legacy are sometimes referred to herein collectively as the “Parties” and individually as a “Party.” Capitalized terms used but not defined herein have the meanings set forth in the Agreement.
WHEREAS, pursuant to Section 8.3 of the Agreement, this Amendment requires the written consent of the Parties; and
WHEREAS, the Parties desire to enter into this Amendment for the purpose of amending the Agreement as provided herein.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:
1. Amendment to Section 1.3. Section 1.3 of the Agreement shall be amended in its entirety to read as follows:
“Section 1.3.    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”), at which the Parties shall exchange certificates, opinions, letters and other documents in order to determine whether all of the conditions set forth in Article VII of this Agreement have been satisfied or, to the extent permitted by Applicable Legal Requirements, waived or whether any condition, event or state of facts exists that would permit a Party to terminate this Agreement in accordance with Article VIII, shall take place on a date mutually agreeable to ViewPoint and Legacy within five (5) Business Days after the latter of the following occurs: (i) the receipt of all necessary regulatory approvals (including the expiration or termination of any mandatory waiting periods) or (ii) the receipt of the Required Legacy Vote, unless extended by mutual agreement of the Parties (“Closing Date”). If no such condition, event or state of facts then exists enabling a Party, or if no Party elects to exercise any right it may have, to terminate this Agreement, then and thereupon the Parties shall execute such documents and instruments as may be necessary or appropriate to consummate the transactions contemplated by this Agreement. The Closing shall be held at the offices of Hunton & Williams LLP, located at 1445 Ross Avenue, Dallas, Texas, at 10:00 a.m., local time, on the Closing Date, unless another place or time is agreed to in writing by the Parties.”

2. Amendment to Section 2.1(h). Section 2.1(h) of the Agreement shall be amended in its entirety to read as follows:
“(h)    Notwithstanding anything to the contrary herein, Legacy may distribute, from time to time or in a lump sum, to the Legacy shareholders, at or prior to the Closing Date, (i) a cash distribution of $3.00 per share (the “Special Distribution”), (ii) a cash distribution of $942,000 (the “Second Special Distribution”) and (iii) any distributions provided for by Section 5.1(b)(i)(y) (“Stub Period Distribution”), which Special Distribution and Second Special Distribution shall be in addition to distributions provided for in Section 5.1(b)(i)(y); provided that if for any reason Legacy cannot make the Special Distribution, the Second Special Distribution, or the Stub Period Distribution, then the Per Share Cash Amount and the Exchange Ratio shall be adjusted appropriately for any shortfall in the Special Distribution, Second Special Distribution, and/or the Stub Period Distribution.”

3. Amendment to Section 5.1(b). Section 5.1(b) of the Agreement shall be amended in its entirety to read as follows:
“(b)    Dividends; Changes in Stock. Legacy shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except (x) for dividends by a wholly owned Subsidiary of Legacy, (y) for distributions to Legacy shareholders in an aggregate amount not to exceed (A) 43.4 percent of the taxable income of Legacy during the period between January 1, 2013 through the Effective Date less $7,762,769 (but not including the Special Distribution and the Second Special Distribution) plus (B) immediately prior to the Effective Time, an additional $942,000 if the Effective Time has not occurred on or before ViewPoint’s ex-dividend date for its quarterly cash dividend for the third quarter of 2014 (estimated to be on or around November 1, 2014) and nonrecurring charges, assessments or costs incurred or proposed during such period that are not deductible for federal income tax purposes (other than customary transaction expenses) do not exceed $2,500,000, (ii) as specifically contemplated in Section 2.1(h) hereof, (iii) the declaration and payment of regular cash dividends on any currently outstanding trust preferred securities issued by any Subsidiary of Legacy in accordance with the terms of the Legacy Trust Documents entered into by such Subsidiary, (iv) split, combine, exchange, adjust or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (v) purchase, redeem or otherwise acquire, or permit any Subsidiary to purchase, redeem or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock (except for the acquisition of DPC shares in the ordinary course of business consistent with past practice and except pursuant to agreements in effect on the date hereof and disclosed in Legacy Disclosure Schedule 5.1(b)).”

4. Amendment to Section 8.1(c). Section 8.1(c) of the Agreement shall be amended in its entirety to read as follows:
“(c)    by either ViewPoint or Legacy, upon written notice to the other Party, if the Merger shall not have been consummated on or before June 30, 2014; provided, however, that (i) such date may be extended one or more times, but not to a date any later than December 31, 2014, by notice from either Party delivered to the other Party on or before June 30, 2014, or the later date to which such date has then been most recently extended as provided herein, if the only condition to the Closing that has not been satisfied or is not capable of being satisfied as of the date such notice is delivered is receipt of any Requisite Regulatory Approval and the satisfaction of such condition remains reasonably possible and (ii) the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose failure to comply with any provision of this Agreement shall have resulted in, or principally caused, the failure of the Effective Time to occur on or before such date.”

5. Amendment. This Amendment may only be amended, modified, waived or supplemented in the same manner as the Agreement may be amended, modified, waived or supplemented pursuant to Section 8.3 of the Agreement.
6. Successors and Assigns. This Amendment is binding on and inures to the benefit of the parties hereto and their respective successors and permitted assigns under the Agreement.
7. Agreement Affirmed. Except as expressly modified and superseded by this Amendment, all terms and provisions of the Agreement shall remain unchanged and in full force and effect without modification, and nothing herein shall operate as a waiver of any party’s rights, powers or privileges under the Agreement. Notwithstanding anything to the contrary herein, this Amendment does not waive any breaches in the representations and warranties contained in the Agreement or in any document delivered pursuant hereto.
8. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts together shall constitute but one and the same instrument.
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IN WITNESS WHEREOF, the parties have caused this Amendment to be signed, sealed and delivered through their respective authorized signatories the day and year first above written.

VIEWPOINT FINANCIAL GROUP, INC.		LEGACYTEXAS GROUP, INC.
By:	/s/ Kevin J. Hanigan	By:	/s/ George A. Fisk
Name:	Kevin J. Hanigan	Name:	George A. Fisk
Title:	President and CEO	Title:	Vice Chairman and CEO